SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  26 March 2014

Clarification of PT’s General Meeting Chairman

Portugal Telecom, SGPS S.A. (“PT”) informs on clarification of PT’s General Meeting Chairman related to the General Meeting to occur on 27 March 2014.

The document attached hereto is a translation of the General Meeting Chairman’s letter.

Contact:

Nuno Vieira, Investor Relations Director

nuno.t.vieira@telecom.pt

Tel: +351 21 500 1701

Fax: +351 21 500 0800

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

1

ANTÓNIO MENEZES CORDEIRO

Chairman of the General Meeting

of

PT – Portugal Telecom, SGPS S.A.

INFORMATION

Following some uncertainties identified as to several aspects that will guide the extraordinary general meeting of PT — Portugal Telecom, SGPS S.A., which was convened at the request of the company’s board of directors, to be held on 27 March, the following issues should be clarified, after analysis of the matter and of opinions issued by independent counsels:

1.              Oi’s share capital increase, which PT will subscribe by contributing its operational assets, is neither an independent transaction nor an end in itself; but rather aims at the merger with Oi, under the terms resulting from the Memorandum of Understanding that was duly disclosed. Such merger will be subject to further resolution by the shareholders of PT.

2.              As a result, values and interests which are similar to those underlying the merger itself must be taken into account, in order to ensure the best protection of shareholders.

3.              Accordingly, the quorum required for the functioning of the general meeting is the one provided for in article 383/2 of the Portuguese Companies Code: shareholders holding at least one third of the share capital must be present or represented at the meeting.

4.              The matter of the merger is not unrelated to the articles of association, and the share capital increase scheduled for the meeting to be held on 27 March is ultimately intended for the execution of that same merger; therefore, all shareholders may exercise their voting rights.

Lisbon, 25 March 2014

The Chairman of the General Meeting

(Prof. António Menezes Cordeiro)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.